

September 7, 2010

John J. Quicke
Interim President and Chief Executive Officer
ADPT Corporation
691 South Milpitas Blvd.
Milpitas, CA 95035

      Re: **ADPT Corporation**
               Form 10-K for the Fiscal Year Ended March 31, 2010
               Filed May 27, 2010
               Form 10-K for the Fiscal Year Ended March 31, 2010, as Amended
               Filed July 28, 2010
               File No. 000-15071

Dear Mr. Quicke:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2010

Financial Statements

General

1.   We note that you have classified the DPS business as held and used as of March 31, 2010. Please tell us how you determined that this business should not be classified as held for sale and tell us how you considered the criteria in ASC 360-10-45-9. Also, tell us how you considered ASC 205-20-45-1 when concluding that this business should not be classified as a discontinued operation.

Form 10-K for the Fiscal Year Ended March 31, 2010, as Amended

Item 10. Directors, Executive Officers and Corporate Governance

Executive Officers, page 1

2.   Please confirm that in future filings you will provide all of the biographical information required by Item 401(e) of Regulation S-K for each of your directors and executive officers. In this regard, please describe in your response letter Mr. Castor's principal occupations and employment since June 2004. Please also disclose the dates that Mr. Mutch served as President and Chief Executive Officer of BeyondTrust Software and Managing Partner of MV Advisors LLC.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551-3406 with any other questions.

                                        Sincerely,

                                        Patrick Gilmore
                                        Accounting Branch Chief